12027738

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC
Mail Processing
Section

JUN 27 2012

Washington DC
403

Original

FORM 11-K

(Mark One):

+X+ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ________________ to _________

Commission File Nos. 333-66430 and 333-100794

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: **SPARTAN STORES, INC. SAVINGS PLUS PLAN FOR UNION ASSOCIATES**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: **SPARTAN STORES, INC., 850 76th STREET, S.W., GRAND RAPIDS, MICHIGAN 49518-8700**

REQUIRED INFORMATION

The following financial statements and schedule are filed as part of this report:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits
as of December 31, 2011 and 2010

Statements of Changes in Net Assets Available for Benefits for the year ended
December 31, 2011 and December 31, 2010

Notes to Financial Statements

Supplemental Schedule as of December 31, 2011

EXHIBITS

The following exhibits are filed as part of this report:

23 Consent of Independent Registered Public Accounting Firm

99.1 Performance Table

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

Dated: June 25, 2012

By: SPARTAN STORES, INC.
Plan Administrator

By: /s/ David M. Staples
David M. Staples
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm
99.2	Performance Table

EXHIBIT 99.2

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

JUNE 25, 2012

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

Performance History

The following table illustrates the investment performance of Spartan Stores common stock, assuming the reinvestment of dividends. The table shows the value of a hypothetical initial investment of $1,000 on March 31, 2007, and its value as of the end of each subsequent fiscal year shown below. Spartan Stores' fiscal year ends on the last Saturday of March each year.

	Initial Investment on 3/31/07 Value	3/29/08 Value	3/28/09 Value	3/27/10 Value	3/26/11 Value	3/31/12 Value
Spartan Stores, Inc. Common Stock	$ 1,000.00	$ 766.08	$ 577.82	$ 559.62	$ 589.73	$ 719.26

The Company began paying a quarterly dividend of $.05 per common share on March 14, 2006. The quarterly dividend was increased to $.065 per common share on June 15, 2011. The Company's adoption of a dividend policy does not commit the board of directors to declare future dividends. Any future dividends will be considered and declared by the board of directors in its discretion. The ability of the board of directors to continue to declare dividends will depend on a number of factors, including the Company's future financial condition and profitability and compliance with the terms of its credit facilities.

SPARTAN STORES, INC.
SAVINGS PLUS PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2011 AND 2010

Rehmann
Business wisdom delivered.

SPARTAN STORES, INC. SAVINGS PLUS PLAN

TABLE OF CONTENTS

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Spartan Stores, Inc. Savings Plus Plan
850 76th Street
Grand Rapids, Michigan 49518

We have audited the accompanying statements of net assets available for benefits of the ***Spartan Stores, Inc. Savings Plus Plan*** (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the basic 2011 financial statements and, in our opinion, the supplemental schedule is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Rehmann Robson, P.C.
REHMANN ROBSON, P.C.

June 25, 2012
Grand Rapids, Michigan

SPARTAN STORES, INC. SAVINGS PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31 2011	December 31 2010
ASSETS		
Investments at fair value		
Plan interest in Spartan Stores, Inc. Savings Plus Master Trust	$ 144,545,698	$ 144,055,722
Receivables		
Participant contributions	99,065	110,035
Employer contributions	2,404,199	618,333
Notes receivable from participants	3,471,589	3,083,910
Total receivables	**5,974,853**	**3,812,278**
Total assets	**150,520,551**	**147,868,000**
LIABILITIES		
Excess contributions payable	160,109	68,613
Net assets available for benefits at fair value	**150,360,442**	**147,799,387**
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(397,787)	(161,807)
Net assets available for benefits	**$ 149,962,655**	**$ 147,637,580**

The accompanying notes are an integral part of these financial statements.

SPARTAN STORES, INC. SAVINGS PLUS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31	
	2011	**2010**
Additions to net assets attributed to		
Contributions		
Participants	$ 8,755,053	$ 8,604,681
Employer	5,470,523	2,773,696
Rollover	480,773	37,707
Total contributions	**14,706,349**	**11,416,084**
Investment (loss) income		
Net (depreciation) appreciation in aggregate fair value of investments in Spartan Stores, Inc. Savings Plus Master Trust	(6,429,399)	12,694,988
Dividends	3,823,756	3,047,755
Total investment (loss) income	**(2,605,643)**	**15,742,743**
Interest income – notes receivable from participants	187,415	185,918
Total additions	**12,288,121**	**27,344,745**
Deductions from net assets attributed to		
Benefits paid to participants	9,859,913	15,056,979
Administrative expenses	103,133	99,318
Total deductions	**9,963,046**	**15,156,297**
Net increase before Plan transfers	**2,325,075**	**12,188,448**
Transfers to union plan	-	(2,037)
Net increase	**2,325,075**	**12,186,411**
Net assets available for benefits		
Beginning of year	147,637,580	135,451,169
End of year	**$ 149,962,655**	**$ 147,637,580**

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the ***Spartan Stores, Inc. Savings Plus Plan*** (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Description of the Plan

General

The Plan is a defined contribution plan covering all non-union employees of Spartan Stores, Inc. (the "Plan Sponsor" or "Company"). Employees are eligible to participate in the Plan upon attaining age 21 and having completed six consecutive months of employment with 500 service hours, 500 service hours in 12 consecutive months since the date of hire, or 500 hours in any Plan year. Employees who work at the former VG's Food Center, Inc. and VG's Pharmacy, Inc. (collectively, "VG's") locations are eligible to participate in the Plan upon attaining age 21 and having completed 12 months of employment with 1,000 service hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to 75% of annual compensation as tax-deferred contributions, up to the maximum allowed by the Internal Revenue Code. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. The 2011 and 2010 Company contribution to each qualified participant's account was 50% of the first 6% of eligible compensation deferred by the participant.

Effective April 19, 2009, the Company suspended the matching contribution for all participants, except for non-incentive bonus eligible store associates and department managers. Effective January 1, 2011, Company reinstated matching contributions to the Plan and introduced a discretionary profit-sharing contribution for eligible participants. The participants that are eligible for the discretionary profit sharing contribution include the former VG employees thereby replacing the additional contribution as described below for 2010. The profit-sharing contribution is targeted at 1.5% of eligible compensation annually, subject to the Company's fiscal year end results and approved by management after Plan year end. The contribution for 2011 was approved at 1.5% of eligible compensation for a total of $2,366,870 and is included in the employer contribution receivable in the 2011 statement of net assets available for benefits.

In connection with the Plan Sponsor's acquisition of VG's on December 29, 2008, former employees of VG's employed by the Plan Sponsor were granted the option to rollover their account balances from their previous plans into the Spartan Stores, Inc. Savings Plus Plan, effective January 1, 2009. In addition, the Company made an additional contribution to the Plan on behalf of each eligible participant who was a former VG's employee upon approval from Company management for the Plan year end 2010. The additional contribution for former employees of VG's totaled $586,210 for the year ended December 31, 2010. This additional amount was contributed to each participant's account calculated as a percentage of the participant's compensation based on years of vested service in the following table.

Years of Vested Service	Percentage of Participant's Compensation
5 or less	1.5%
6-15	2%
16-25	3%
26 or more	5%

Participants direct the investment of contributions into various investment options offered by the Plan through the Spartan Stores, Inc. Savings Plus Master Trust (Note 2). As of December 31, 2011, the Plan offered mutual funds, a common collective investment trust and the common stock of the Plan Sponsor as investment options for participants. Contributions are subject to certain limitations.

Contributions received from participants for 2011 and 2010 are net of payments of $160,109 and $68,613, respectively, made in 2012 and 2011, respectively, to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. These amounts are recognized in the Plan's statements of net assets available for benefits as "excess contributions payable" at December 31, 2011 and 2010.

Participant Accounts

Each participant's account is credited with the participant's contribution, allocations of the Company's matching and discretionary profit sharing contributions when made, Plan earnings or losses and charged with an allocation of administrative expenses. Plan earnings or losses are allocated based on the ratio of each participant's account balance to the total account balance. The benefit to which a participant is entitled is the amount that can be provided from the participant's vested account balance.

Vesting

If a participant's initial date of employment was on or before December 31, 2003, all amounts credited to the participant's accounts are fully vested and nonforfeitable. If a participant's initial date of employment is on or after January 1, 2004, all amounts credited to the participant's accounts other than the matching contribution account are fully vested and nonforfeitable. If a participant has a termination of employment before normal retirement age for a reason other than total disability or death, the participant's vested percentage in their matching and discretionary profit sharing contribution amounts, including the VG's contribution for 2009 and 2010, is based upon years of vested service. Effective January 1, 2011, a participant is 100% vested after five years of credited service.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $500, up to a maximum of 50% of the participant's account balance. Additionally, to be non-taxable, the loan cannot exceed $50,000, reduced by the participant's highest outstanding notes receivable balance during the 12-month period immediately preceding the note receivable issuance date. The terms for notes receivable from participants generally range from one to five years, or up to ten years for the purchase of a primary residence. The notes receivable are collateralized by the balance in the participant's account and bear interest at annual rates ranging from 5.0% to 11.99%, which are commensurate with local prevailing rates as determined by the Plan administrator at the time of the issuance of the note receivable. Principal and interest is reimbursed ratably through payroll deductions. Prior to January 1, 2011, participants could not borrow from VG's retirement plan contribution accounts. Effective January 1, 2011, the Plan was amended to allow participants to borrow from VG's retirement plan contribution accounts.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant, or his or her beneficiary, receives a lump sum amount equal to the value of the participant's account or installment payment as defined by the Plan agreement. All accounts less than $5,000 in value as of the last date of employment require a lump-sum distribution; all participants with vested accounts equal to or greater than $5,000 have the option for distribution or maintaining their accounts in the Plan. In-service withdrawal of vested balances may be elected by participants who have reached 59 ½ years of age. The Plan also permits withdrawals of active participants' elective contributions only in amounts necessary to satisfy financial hardship as defined by the Plan agreement.

Forfeitures

Forfeited nonvested accounts may be used to pay administrative expenses of the Plan, reduce future Company matching and discretionary profit sharing contributions, or pay for an acquired entity's retirement plan contributions. During 2011 and 2010, forfeited nonvested accounts of $44,376 and $59,388, respectively, were used to pay administrative expenses. At December 31, 2011, forfeited nonvested accounts totaled $343,954. These accounts will be used to pay future administrative expenses and reduce future employer contributions.

Administrative Expenses

The Plan's administrative expenses, including an allocation of salaries, accounting, and legal fees, are paid by the Company and qualify as party-in-interest transactions which are exempt from prohibited transaction rules. Fees for participant record keeping services are paid by the Plan. An administrative fee is charged to those participants electing to receive a distribution. There is also an administrative service fee charged to the individual participants account at the time a note receivable is issued.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation in aggregate fair value includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or an addition to net depreciation in the aggregate fair value of such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their principal balance plus any accrued interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan agreement. Interest income from notes receivable from participants is recorded on the accrual basis.

Payment of Benefits

Benefits are deducted from Plan assets when paid.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") 2010-06, *Improving Disclosures about Fair Value Measurements*, which requires additional disclosures related to the fair value hierarchy. The Plan adopted this guidance in 2010, except for the disclosure requirements to present information regarding the purchases, sales, issuances, and settlements of Level 3 assets on a gross basis, which was delayed until 2011. The full adoption of ASU 2010-06 did not have an effect on the Plan's net assets available for benefits or its changes in net assets available for benefits, as changes are related to the fair value measurements disclosures.

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management currently is evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.

2. INVESTMENTS

The Plan's investments consist of an interest in the Spartan Stores, Inc. Savings Plus Master Trust (the "Master Trust"), a trust established by the Plan Sponsor and administered by Fidelity Investments Institutional Services Company, Inc. ("Fidelity"). The Master Trust permits commingling of the trust assets of the Plan and the Spartan Stores, Inc. Savings Plus Plan for Union Associates for investment and administrative purposes. Fidelity maintains supporting records for the purpose of allocating investments at fair value and the net gain or loss of the investment accounts to the participating plans. The following is a summary of information regarding the trust that was prepared from information supplied by the trustee and furnished to the Plan administrator for each plan in the Master Trust.

The net (depreciation) appreciation for both participating plans in the Master Trust (including investments bought, sold, as well as held during the year) are summarized as follows for the years ended December 31:

	2011	2010
Net (depreciation) appreciation in value of investments:		
Mutual funds	$ (8,020,502)	$ 14,079,089
Common stock	614,092	1,195,197
Total net (depreciation) appreciation	**$ (7,406,410)**	**$ 15,274,286**

The assets of the Master Trust are summarized as follows at December 31:

	2011	2010
Investments at fair value:		
Alger Small Cap Institutional Fund	$ 2,919,246	$ 2,727,506
American Funds Growth Fund of America	18,109,277*	19,833,521*
Fidelity Balanced Fund	9,301,164	9,589,228
Fidelity Disciplined Equity Fund	-	11,066,692*
Fidelity Freedom 2005 Fund	335,081	336,558
Fidelity Freedom 2010 Fund	1,476,977	1,548,893
Fidelity Freedom 2015 Fund	5,170,413	4,828,779
Fidelity Freedom 2020 Fund	9,726,410*	8,926,481*
Fidelity Freedom 2025 Fund	5,665,156	4,708,010
Fidelity Freedom 2030 Fund	8,692,039*	8,981,036*
Fidelity Freedom 2035 Fund	2,413,247	2,146,765
Fidelity Freedom 2040 Fund	5,773,772	6,021,967
Fidelity Freedom 2045 Fund	180,757	-
Fidelity Freedom 2050 Fund	379,627	-
Fidelity Freedom Income Fund	2,131,601	1,634,242
Fidelity International Discovery Fund	10,154,974*	12,439,259*
MFS Massachusetts Investors Trust Fund	10,309,269*	-
MFS Value R3 Fund	4,774,699	4,327,548
Nuveen Mid Cap Growth Opportunity Fund	6,688,794	6,894,441
Perkins Mid Cap Value Fund	5,950,915	5,831,782
PIMCO Total Return Fund	18,568,015*	16,511,350*
RS Emerging Markets Fund	945,900	959,977
RS Partners Fund	5,489,517	6,127,689
Spartan Stores, Inc. Common Stock	7,155,459	6,980,909
Spartan U.S. Equity Index Fund	-	9,606,546*
Spartan U.S. Equity Index INST Fund	9,239,829*	-
Fidelity Managed Income Portfolio II Fund	19,823,228*	20,487,110*
Total investments	$ 171,375,366	$ 172,516,289
Plan's investment in the Master Trust	$ 144,545,698	$ 144,055,722
Plan's percentage interest in total assets of the Master Trust	84.34%	83.50%

*The Plan's share of the investment fund represents 5% or more of the Spartan Stores, Inc. Savings Plus Plan net assets available for benefits.

3. FAIR VALUE MEASUREMENTS

The FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, establishes the framework for measuring fair value based upon the assumptions (inputs) used to value the assets or liabilities. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability; and
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The assets or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. For financial assets recorded at fair value, the description includes an indication of the level of the fair value hierarchy in which the assets are classified. There have been no changes in the methodologies used at December 31, 2011 and 2010:

Mutual funds: Shares held in mutual funds valued at quoted market prices that represent the net asset value ("NAV") of shares held by the Plan at year end are classified as Level 1. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities then divided by the number of shares outstanding.

Common collective investment trust: This investment is a public investment security valued using the NAV provided by Fidelity and is classified as Level 2. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Common stock: Spartan Stores, Inc. common stock is valued at the closing price reported in the active market in which the individual securities are traded and is classified as Level 1.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust's investments at fair value as of December 31:

2011	Total	Level 1	Level 2	Level 3
Mutual funds:				
Balanced funds	$ 38,024,153	$ 38,024,153	$ -	$ -
Value funds	10,725,614	10,725,614	-	-
Growth funds	27,717,317	27,717,317	-	-
Equity funds	16,744,686	16,744,686	-	-
Income funds	2,131,601	2,131,601	-	-
Index funds	9,239,829	9,239,829	-	-
Lifecycle funds	39,813,479	39,813,479	-	-
Total mutual funds	144,396,679	144,396,679	-	-
Common Collective Trust	19,823,228	-	19,823,228	-
Common stock:				
Company Stock	7,155,459	7,155,459	-	-
Total investments held in Master Trust at fair value	**$ 171,375,366**	**$ 151,552,138**	**$ 19,823,228**	**$ -**

2010	Total	Level 1	Level 2	Level 3
Mutual funds:				
Balanced funds	$ 44,667,526	$ 44,667,526	$ -	$ -
Value funds	10,159,330	10,159,330	-	-
Growth funds	30,415,446	30,415,446	-	-
Equity funds	11,066,692	11,066,692	-	-
Income funds	1,634,242	1,634,242	-	-
Index funds	9,606,546	9,606,546	-	-
Lifecycle funds	37,498,488	37,498,488	-	-
Total mutual funds	145,048,270	145,048,270	-	-
Common Collective Trust	20,487,110	-	20,487,110	-
Common stock:				
Company Stock	6,980,909	6,980,909	-	-
Total investments held in Master Trust at fair value	**$ 172,516,289**	**$ 152,029,179**	**$ 20,487,110**	**$ -**

The following tables set forth additional disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent) as of December 31:

	2011				
Investment Type		**Fair Value**	**Unfunded Commitments**	**Redemption Frequency**	**Redemption Notice Period**
Common Collective Trust:					
Fixed Income Securities	$	19,823,228	$ -	Daily	Daily

	2010				
Investment Type		**Fair Value**	**Unfunded Commitments**	**Redemption Frequency**	**Redemption Notice Period**
Common Collective Trust:					
Fixed Income Securities	$	20,487,110	$ -	Daily	Daily

The following is a description of the investment strategy for Common Collective Trust accounts at December 31, 2011, and 2010:

Fixed Income Securities: These funds include investments that seek to provide current income and realize maximum total return, consistent with preservation of capital and prudent investment management, by investing in money market instruments, short-term U.S. government and agency securities, fixed income securities and corporate debt securities.

4. INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan, through the Master Trust, has entered into a fully benefit-responsive investment contract with Fidelity Investments ("Fidelity"). Fidelity maintains contributions in a general account which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by Fidelity. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The common collective trust fund issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 1, because the common collective trust fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract; however, the contract is included in the statements of net assets available for benefits at fair value. The contract value of the investment contract held by the Master Trust at December 31, 2011 and 2010 was $19,341,589 and $20,284,813, respectively.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates are based on an agreed-upon formula with the issuer, but cannot be less than zero. Such interest rates are reviewed on a quarterly basis for resetting. The average yields based on actual earnings and based on interest rate credited to participants were approximately 1.39% and 1.44% for 2011 and 2010, respectively.

Certain events, limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to quality for exemption from federal income taxes or any required prohibited transactions contemplated under ERISA. The Plan administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

The common collective trust does not permit Fidelity to terminate the agreement prior to the scheduled maturity date.

5. RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Substantially all professional fees for the administration and audit of the Plan are paid by the Company. Other professional fees related to the trustee and custodial services for the Plan's assets were paid by the Plan to Fidelity. The fees paid by the Plan for these services amounted to $58,757 and $39,930 for 2011 and 2010, respectively.

Certain investments held by the Plan are managed by Fidelity, the custodian and trustee of the Plan. Such investments fall within the investment guidelines of the Plan and are considered related party transactions. The participating plans in the Master Trust together held $81,224,446 and $92,715,020 in such investments as of December 31, 2011 and 2010, respectively.

The Plan's investment in Spartan Stores, Inc. common stock as of December 31, 2011 and 2010 represents a party-in-interest transaction. The participating plans in the Master Trust together held 372,789 and 411,853 shares of Spartan Stores, Inc. common stock as of December 31, 2011 and 2010, respectively, representing approximately 1.63% and 1.82% of the Company's outstanding shares as of each of those dates.

Cash dividends of $102,259 and $91,005 were paid to the Master Trust by Spartan Stores, Inc. during 2011 and 2010, respectively, based on shares held by the Master Trust on the dates of declaration. This dividend income is included as dividend income in the statements of changes in net assets available for benefits.

6. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 8, 2003, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

7. PLAN TERMINATION

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account. Any unallocated assets of the Plan would be allocated to participant accounts and distributed in such a manner as the Company may determine.

8. DELINQUENT PARTICIPANT CONTRIBUTIONS

During 2010, the Company was untimely in remitting certain participant contributions in the amount of $21,174. Late remittances of participant contributions constitute a prohibited transaction under ERISA section 406, regardless of materiality. The Company remitted the delinquent participant contributions in 2010 and 2011 and reimbursed the Plan for any lost earnings. There were no such late remittances in 2011.

9. RISKS AND UNCERTAINTIES

The Plan invests in common stock of the Plan Sponsor, a common collective investment trust and mutual funds with underlying assets consisting of any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

10. TRANSFER OF ASSETS TO OR FROM THE PLAN

Assets totaling $2,037 were transferred from the Plan in the normal course of Plan activities during 2010 to the Spartan Stores, Inc. Savings Plus Plan for Union Associates in connection with a change in employment status of certain Spartan Stores, Inc. associates who were formerly participants of the Plan. No asset transfers were made during 2011.

* * * * *

SUPPLEMENTARY INFORMATION

SPARTAN STORES, INC. SAVINGS PLUS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

PLAN #002

EMPLOYER IDENTIFICATION NO. 38-0593940

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Spartan Stores, Inc. Savings Plus Master Trust	Plan share of Master Trust	$ 144,545,698
*	Notes receivable from participants	Maturity 1-5 years, with annual interest rates ranging between 5.0% and 11.99%; collateralized by participant account balances	3,471,589
	Total investments		**$ 148,017,287**

a) An asterisk in this column identifies a person known to be a party-in-interest.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Spartan Stores, Inc. Savings Plus Plan for Union Associates
850 76th Street
Grand Rapids, Michigan 49518

We have audited the accompanying statements of net assets available for benefits of the ***Spartan Stores, Inc. Savings Plus Plan for Union Associates*** (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the basic 2011 financial statements and, in our opinion, the supplemental schedule is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rehmann Robson, P.C.

REHMANN ROBSON, P.C.

June 25, 2012
Grand Rapids, Michigan

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Spartan Stores, Inc.

We hereby consent to the incorporation by reference in the registration statements (Form S-8 No. 333-66430, No. 333-100794 and No. 333-145432) for Spartan Stores, Inc., of our report dated June 25, 2012, with respect to the statements of net assets available for benefits of Spartan Stores, Inc. Savings Plus Plan for Union Associates as of December 31, 2011 and 2010, the related statements of changes in net assets available for benefits for the years then ended, and the related December 31, 2011 supplemental schedule of assets (held at end of year), included in the Annual Report on Form 11-K of Spartan Stores, Inc. Savings Plus Plan for Union Associates for the year ended December 31, 2011.

Rehmann Robson, P.C.

REHMANN ROBSON, P.C.

Grand Rapids, Michigan
June 25, 2012

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Spartan Stores, Inc.

We hereby consent to the incorporation by reference in the registration statements (Form S-8 No. 333-66430, No. 333-100794 and No. 333-145432) for Spartan Stores, Inc., of our report dated June 25, 2012, with respect to the statements of net assets available for benefits of Spartan Stores, Inc. Savings Plus Plan for Union Associates as of December 31, 2011 and 2010, the related statements of changes in net assets available for benefits for the years then ended, and the related December 31, 2011 supplemental schedule of assets (held at end of year), included in the Annual Report on Form 11-K of Spartan Stores, Inc. Savings Plus Plan for Union Associates for the year ended December 31, 2011.

/s/Rehmann Robson, P.C.
REHMANN ROBSON, P.C.

Grand Rapids, Michigan
June 25, 2012